UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Penn West Energy Trust
(Name of Issuer)
Trust Units
(Title of Class of Securities)
707885109
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	707885109

1	NAMES OF REPORTING PERSONS China Investment Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,627,569[1]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		23,627,569[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	23,627,569[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
1 Includes 23,524,209 Trust Units held by Land Breeze II S.À.R.L., a wholly-owned subsidiary of China Investment Corporation, and 103,360 Trust Units held by another wholly-owned subsidiary of China Investment Corporation, all as of December 31, 2010

CUSIP No.	707885109

1	NAMES OF REPORTING PERSONS Land Breeze II S.À.R.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Luxembourg

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,524,209

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		23,524,209

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	23,524,209

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Item 1(a) Name of Issuer
Penn West Energy trust
Item 1(b) Address of Issuer’s Principal Executive Offices
c/o Penn West Petroleum Ltd.
200, 207 — 9th Avenue S.W.
Calgary, Alberta T2P 1K3
Canada
Item 2(a) Name of Persons Filing
China Investment Corporation
Land Breeze II S.À.R.L.
Item 2(b) Address of Principal Business Office or, if none, Residence
The address of China Investment Corporation is as follows:
New Poly Plaza
No. 1 Chaoyangmen Beidajie
Dongcheng District
Beijing 100010
People’s Republic of China
The address of Land Breeze II S.À.R.L. is as follows:
18, avenue Marie-Therese, L-2132 Luxembourg
Item 2(c) Citizenship
China Investment Corporation is established under the Company Law of the People’s Republic of China
Land Breeze II S.À.R.L. is a société à responsibilité limitée incorporated and existing under the laws of Luxembourg.
Item 2(d) Title of Class of Securities
Trust Units
Item 2(e) CUSIP Number
707885109
Item 3 If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4 Ownership
The number of shares of Common Stock beneficially owned by China Investment Corporation and Land Breeze II S.À.R.L. are as follows:

Reporting Person	Amount Beneficially Owned	Percent of Class
China Investment Corporation	23,627,569	5.2%
Land Breeze II S.À.R.L.	23,524,209	5.2%
China Investment Corporation is a wholly state-owned company incorporated under the Company Law of the People’s Republic of China. Land Breeze II S.À.R.L is a wholly-owned subsidiary of China Investment Corporation. All information above regarding China Investment Corporation reflects the inclusion of 23,524,209 Trust Units held by Land Breeze II S.À.R.L., a wholly-owned subsidiary of China Investment Corporation, and 103,360 Trust Units held by another wholly-owned subsidiary of China Investment Corporation, all as of December 31, 2010.
Item 5 Ownership of Five Percent or Less of a Class
Not applicable
Item 6 Ownership of More than Five Percent on Behalf of Another Person
Not applicable
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.
Item 8 Identification and Classification of Members of the Group
Not applicable.
Item 9 Notice of Dissolution of Group
Not applicable.
Item 10 Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of January 28, 2011.

CHINA INVESTMENT CORPORATION
By:	/s/ Lou Jiwei
	Name:	Lou Jiwei
	Title:	Chairman & CEO

LAND BREEZE II S.À.R.L.
By:	/s/ Wenyan Ma
	Name:	Wenyan Ma
	Title:	Manager

Exhibit Index

Exhibit A	Joint Filing Agreement, dated June 1, 2010, between China Investment Corporation and Land Breeze II S.À.R.L.†

†	Previously filed on June 18, 2010.